Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Half Year Ended 30 September 2021
Key Information	Half Year Ended 30 September
	FY 2022 US$M	FY 2021 US$M	Movement
Net Sales From Ordinary Activities	1,746.5	1,363.1	Up	28%
Profit From Ordinary Activities After Tax Attributable to Shareholders	271.5	96.2	Up	182%
Net Profit Attributable to Shareholders	271.5	96.2	Up	182%
Net Tangible Assets per Ordinary Share	US$2.12	US$1.79	Up	18%

Dividend Information
•A FY2022 first half ordinary dividend (“FY2022 first half dividend”) of US40.0 cents per security is payable to CUFS holders on 17 December 2021.
•The record date to determine entitlements to the FY2022 first half dividend is 19 November 2021 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).
•The FY2022 first half dividend and future dividends will be unfranked for Australian taxation purposes.
•The Company was required to deduct Irish DWT of 25% of the gross dividend amount from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The Australian currency equivalent amount of the FY2022 first half dividend paid to CUFS holders will be announced after the record date.
•No dividend reinvestment plan is currently in operation for the FY2022 first half ordinary dividend.
•The FY2021 special dividend ("FY2021 special dividend") of US0.70 cents per security was paid to CUFS holders on 30 April 2021.

Movements in Controlled Entities during the half year Ended 30 September 2021
There were no movements in controlled entities during the half year ended 30 September 2021.

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this Report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the three months and Half Year Ended 30 September 2021

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements
5.	Half-Yearly Directors' Report

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2021 Annual Report which can be found on the company website at https://ir.jameshardie.com.au/.